SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599

AMERICA • ASIA PACIFIC • EUROPE

August 1, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:     Mr. John Grzeskiewicz

                     Ms. Christina DiAngelo Fettig

Re:	BlackRock Financial Institutions Series Trust

Registration Statement on Form N-14 (File No. 333-225796)

Ladies and Gentlemen:

On behalf of BlackRock Financial Institutions Series Trust (the “Registrant”), this letter responds to the telephonic comments provided by Ms. Christina DiAngelo Fettig on July 10, 2018 and by Mr. John Grzeskiewicz on July 20, 2018, each of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Registrant’s initial Registration Statement on Form N-14 filed with the Commission on June 21, 2018 (the “Registration Statement”) relating to the proposed acquisition by BlackRock Summit Cash Reserves Fund (the “Acquiring Fund”), a series of the Registrant, of all of the assets and certain stated liabilities of State Farm Money Market Fund (the “Target Fund”), a series of State Farm Mutual Fund Trust, in exchange for Investor A Shares of the Acquiring Fund.

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. Representatives of State Farm Mutual Fund Trust have reviewed this letter and have represented to the Registrant that any statements regarding the Target Fund are accurate. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment.

Unless otherwise indicated, defined terms used herein have the meaning set forth in the Registration Statement.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

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August 1, 2018

General Comments

Comment 1: Provide an analysis on why the Acquiring Fund is the appropriate accounting and performance survivor.

Response: In North American Security Trust (available August, 5 1994) (the “NAST Letter”), the Staff set forth certain attributes that funds should compare when determining the accounting and performance survivor in a business combination involving investment companies. Among other factors, funds should compare the various funds’ (i) investment advisers; (ii) investment objectives, policies and restrictions; (iii) expense structures and expense ratios; (iv) asset size; and (v) portfolio composition. Based on an analysis of these and other factors, the Acquiring Fund and its investment adviser, BlackRock Advisors, LLC (“BAL”), have determined that the Acquiring Fund will be the accounting and performance survivor, as well as the corporate and legal survivor.

The following discusses the factors considered in detail.

a.	Portfolio Management:

The Acquiring Fund is a series of the Registrant. The Acquiring Fund is advised by BAL and is currently managed by a team of portfolio managers led by Rich Mejzak, CFA, and including, among others, Eion D’Anjou, Joseph Markowski and Christopher Linsky. The team of portfolio managers are responsible for the day to day management of the Acquiring Fund, which includes setting the Acquiring Fund’s overall investment strategy and overseeing the management of the Acquiring Fund. The Target Fund, a series of State Farm Mutual Fund Trust, is managed by State Farm Investment Management Corp. Following the Reorganization, Rich Mejzak, CFA, Eion D’Anjou, Joseph Markowski and Christopher Linsky will manage the Combined Fund, for which oversight is expected to remain with the Equity-Liquidity Board.

This factor favors the Acquiring Fund as the accounting and performance survivor of the Reorganization.

b.	Portfolio Composition:

The Funds have substantially similar investment objectives and have invested in money market instruments. As of April 30, 2018, the Acquiring Fund was composed of 33% U.S. Government Sponsored Agency Obligations and 38% U.S. Treasury Obligations. As of April 30, 2018, the Target Fund was composed of 53.99% Government Agency Securities and 44.41% U.S. Government Obligations. There is limited security overlap with 11% of the securities in the Acquiring Fund owned in the Target Fund, although there is a

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large overlap in the issuers of the securities held. Given that both the Acquiring Fund and the Target Fund are government money market funds, it is not anticipated that the Acquiring Fund will dispose, or request the disposition, of more than 5% of the holdings of the Target Fund in preparation for, or as a result of, the Reorganization, other than in connection with the ordinary course of business. BlackRock anticipates that the Combined Fund will adopt the principal investment strategies of the Acquiring Fund.

This factor favors the Acquiring Fund as the accounting and performance survivor of the Reorganization.

c.	Investment Objectives, Policies and Restrictions:

The Funds have substantially similar investment objectives, similar investment strategies and similar principal risks. The investment objective of the Target Fund is to seek to maximize current income to the extent consistent with the preservation of capital and maintenance of liquidity. The Acquiring Fund seeks current income, preservation of capital and liquidity available from investing in a diversified portfolio of short-term money market securities. BlackRock anticipates that the Combined Fund will adopt the investment objectives, policies and restrictions of the Acquiring Fund.

This factor favors the Acquiring Fund as the accounting and performance survivor of the Reorganization.

d.	Expense Structure and Ratios:

The annual management fee for the Acquiring Fund is 0.50% of its average daily net assets. During the last fiscal year, net of any applicable waivers. The Acquiring Fund paid an advisory fee of 0.50% of its average daily net assets. The Target Fund pays a management fee at an annual rate of 0.10% of average daily net assets. The Combined Fund will retain the management fee structure of the Acquiring Fund.

Total net expense ratios including contractual waivers borne by shareholders of the Acquiring Fund are expected to be the same or lower following the Reorganization. Total net expense ratios, after giving effect to all applicable contractual expense reimbursements, borne by shareholders of the Target Fund, are expected to be lower in the Combined Fund compared to pre-Reorganization levels.

Class A, Class B, Legacy Class B, Premier, Class R-1, Class R-2, Class R-3 and Institutional Shares of the Target Fund will merge into Investor A Shares of the Acquiring Fund and the Combined Fund will maintain The Acquiring Fund’s 12b-1 and other fee arrangements.

The table below provides information about the fees and expenses attributable to the Target Fund and the Acquiring Fund, assuming the Reorganization had taken place on April 30, 2018. Effective with the Reorganization, the Combined Fund will implement a contractual expense cap of 0.42% on Class A Shares. Information relating to the Target Fund is as of December 31, 2017.

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Share Class of the Target Fund	12b-1 Fee	Mgmt Fee	Other Expenses	Expense Ratio	Share Class of the Acquiring Fund	12b-1 Fee/Service Fee	Mgmt Fee	Other Expenses	Expense Ratio
A	0.15%	0.10%	0.33%	0.58%	A	None	0.50%	0.43%	0.93%
B	0.55%	0.10%	0.33%	0.98%	A	None	0.50%	0.43%	0.93%
Legacy B	0.55%	0.10%	0.33%	0.98%	A	None	0.50%	0.43%	0.93%
Premier	0.15%	0.10%	0.23%	0.48%	A	None	0.50%	0.43%	0.93%
R1	0.40%	0.10%	0.40%	0.90%	A	None	0.50%	0.43%	0.93%
R2	0.20%	0.10%	0.40%	0.70%	A	None	0.50%	0.43%	0.93%
R3	None	0.10%	0.40%	0.50%	A	None	0.50%	0.43%	0.93%
Instl	0.43%	0.10%	0.33%	0.43%	A	None	0.50%	0.43%	0.93%

Share Class of Combined Fund	12b-1 Fee/Service Fee	Mgmt Fee	Other Expenses	Waivers	Expense Ratio
A	None	0.50%	0.15%	(0.23)%	0.42%

This factor favors the Acquiring Fund as the accounting and performance survivor of the Reorganization.

e.	Asset Size:

As of April 30, 2018, the Acquiring Fund represents approximately 12.55% of the combined net assets of the Combined Fund, while the Target Fund represents approximately 87.45% of the combined net assets of the Combined Fund. As of April 30, 2018, the Acquiring Fund had $45,364,673 in net assets, while the Target Fund had $315,982,628 in net assets.

This factor favors the Target Fund as the accounting and performance survivor of the Reorganization.

f.	Age of the Funds:

Both Funds have more than 10 years of performance history.

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This factor is neutral in determining the accounting and performance survivor of the Reorganization.

g.	Board Composition:

The Board of Trustees of the Target Fund and the Board of Trustees of the Acquiring Fund consist of different members. The Board of Trustees of the Acquiring Fund will be the Board of the Combined Fund.

This factor favors the Acquiring Fund as the accounting and performance survivor of the Reorganization.

Questions and Answers

Comment 2: In the section entitled “The Reorganization,” the Registrant states that “[i]t is not anticipated the Acquiring Fund will dispose, or request the disposition, of a material portion of the holdings of the Target Fund in preparation for, or as a result of the Reorganization, other than in connection with the ordinary course of business.” Please add disclosure quantifying, e.g., as a percentage of the Target Fund’s assets, the extent to which the Target Fund’s assets will need to be repositioned as a result of the proposed Reorganization.

Response: The first sentence under the Steps in “The Reorganization” was revised to read as follows: “Given that both the Acquiring Fund and the Target Fund are government money market funds, it is not anticipated that the Acquiring Fund will dispose, or request the disposition, of more than 5% of the holdings of the Target Fund in preparation for, or as a result of, the Reorganization, other than in connection with the ordinary course of business.”

Comment 3: In the response to the question, “In the Reorganization, what class of shares of the Acquiring Fund will I receive?” please explain in correspondence the basis for recommending that all classes of the Target Fund be reorganized into Investor A Shares of the Acquiring Fund, considering that Investor B Shares and Investor C Shares of the Acquiring Fund are also offered. Please add disclosure to the response to this question summarizing the basis of the share class selection.

Response: Investor A Shares of the Acquiring Fund are being issued to shareholders of each class of the Target Fund in the Reorganization because the Acquiring Fund and the Target Fund believe that the net expense ratio and services provided to Investor A Shares of the Acquiring Fund are most closely aligned with the expense ratio and services currently being

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received by each share class of the Target Fund. The following language has been added to the response to the question, “In the Reorganization, what class of shares of the Acquiring Fund will I receive?” (bold, underline formatting indicates additional language):

“The Acquiring Fund also currently offers Investor B Shares and Investor C Shares. No shares from these share classes will be issued in the Reorganization. Investor A Shares are being issued in the Reorganization as the net expense ratio and services provided to Investor A Shares are most closely aligned with the expense ratio and services the Target Fund shareholders were receiving.”

Comment 4: In the response to the question, “How will the Reorganization affect Fund fees and expenses?” discuss any voluntary waivers in effect for the Acquiring Fund and the Target Fund and compare their effect. This comment applies equally to other sections of the Amendment comparing fund fees and expenses, except to the fee tables.

Response: In response to the Staff’s comment, the following disclosure has been added:

“BlackRock and the Acquiring Fund’s distributor have voluntarily agreed to waive a portion of their respective fees and/or reimburse operating expenses to enable the Fund to maintain minimum levels of daily net investment income. BlackRock and the Acquiring Fund’s distributor may discontinue this waiver and/or reimbursement at any time without notice. Investor A Shares did not have any voluntary minimum yield waivers for the fiscal year ended April 30, 2018 and no adjustments were necessary. Additionally, SFIMC and the Target Fund’s distributor have agreed to waive all or a portion of their fees due from the Target Fund to prevent the Target Fund’s net yield from falling below zero. This expense reimbursement agreement is voluntary and may be eliminated by SFIMC at any time. For the fiscal year ended December 31, 2017, no share class of the Target Fund had any waivers to prevent the Target Fund’s yield from falling below zero.”

Comment 5: In the response to the question, “Are there any differences in front-end sales charges, CDSCs or distribution or service fees?” please revise the last sentence of that response to indicate, if applicable, that the Institutional Shares and Class R-3 Shares of the Target Fund will continue to pay no distribution and/or service fees following the Reorganization.

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Response: The last sentence of the response to the question, “Are there any differences in front-end sales charges, CDSCs or distribution or service fees?” has been revised as follows:

“Shareholders of Institutional Shares and Class R-3 Shares of the Target Fund will continue to pay no distribution and/or service fees following the Reorganization.”

Comment 6: In the response to the question, “Will the Reorganization create a taxable event for me?” please confirm whether in the second to last paragraph the discussion of passive foreign investment companies applies with respect to this Reorganization. If not, please consider deleting such discussion.

Response: The language relating to passive foreign investment companies has been deleted from the discussion in “Will the Reorganization create a taxable event for me?”.

Comment 7: In the response to the question, “Who will pay for the Reorganization?” the disclosure states that SFIMC or its affiliates will reimburse the Target Fund for certain expenses related to the Reorganization. However, the Reorganization Agreement does not appear to provide for such reimbursement. Please conform the disclosure regarding costs of the Reorganization with applicable provisions of the Reorganization Agreement.

Response: The Registrant submits that the above-referenced Registration Statement disclosure is consistent with the provision of the Reorganization Agreement relating to expenses of the Reorganization. Both the Registration Statement disclosure (amended as described below) and the provision of the Reorganization Agreement state that BAL or its affiliates and SFIMC or its affiliates will bear the expenses incurred in connection with the Reorganization other than any portfolio transaction costs resulting from the realignment of the Target Fund’s portfolio prior to or after the Reorganization and, in the case of the Acquiring Fund, the legal fees associated with counsel to the trustees who are not “interested persons” (as defined in the 1940 Act) of the Registrant. The Registrant has made certain clarifying changes to the above-referenced disclosure so that such disclosure now reads as follows:

“BAL or its affiliates will pay the Acquiring Fund’s portion of the expenses incurred in connection with the Reorganization (including auditor and legal fees of the Acquiring Fund and the costs of preparing and filing the Combined Prospectus/Proxy Statement), other than legal fees associated with counsel to the trustees who are not “interested persons” (as defined in the 1940 Act) (“Independent Trustee Counsel Fees”) of the Acquiring Trust and any portfolio transaction costs relating to the realignment of the Target Fund’s portfolio after its Reorganization. The Independent Trustee Counsel Fees are estimated to be $110 for the Reorganization and will be borne by the Acquiring Fund. If the Reorganization is not approved, however, BAL or its affiliates will directly bear the Independent Trustee Counsel Fees.

SFIMC or its affiliates will reimburse the Target Fund for the Target Fund’s portion of the expenses incurred in connection with the Reorganization (including auditor and legal fees of the Target Fund, solicitation fees and the costs of printing and mailing the Combined Prospectus/Proxy Statement), which are estimated to be $100,000, other than any portfolio transaction costs relating to the realignment of the Target Fund’s portfolio prior to the Reorganization. Portfolio transaction costs relating to the realignment of the Target Fund’s portfolio with that of the Acquiring Fund, if any, prior to or after the Reorganization are estimated to be minimal. SFIMC or its affiliates will reimburse the Target Fund for expenses related to the Reorganization simultaneously with the accrual of such expense on the Target Fund’s financial statements. The simultaneous timing of the expense accrual and the reimbursement will prevent Target Fund shareholders from bearing these costs prior to reimbursement.”

The Registrant has also added similar disclosure in the “Expenses of the Reorganization” section of the Combined Prospectus/Proxy Statement and the “Pro Forma Financial Statements (Unaudited)” section of the Statement of Additional Information.

Comment 8: In the response to the question, “Who will pay for the Reorganization?” the disclosure states that if the Reorganization is approved, the Acquiring Fund will bear the legal fees associated with counsel to the independent trustees of the Acquiring Trust. Please confirm whether fees of counsel to the independent trustees are part of the costs of the Reorganization. If they are, to the extent they are not borne by the investment adviser to the Acquiring Fund or the Target Fund (or an affiliate of such investment adviser), please confirm that such fees are included as part of the capitalization table and pro forma financial statements.

Response: As discussed in the response to Comment 7 above, Independent Trustee Counsel Fees are estimated to be $110 for the Reorganization and will be borne by the Acquiring Fund. Correspondingly, the capitalization table and pro forma financial statements have been adjusted to include such expenses.

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August 1, 2018

Summary – Background and Reasons for the Proposed Reorganization

Comment 9: In the list of factors considered by the Target Board under the heading “Results of Process,” the third to last factor discusses transaction costs relating to any realignment of the Target Fund’s portfolio. Please confirm in correspondence whether any such transaction costs are applicable. If not, please consider deleting this factor from the disclosure.

Response: Transaction costs are not a material factor and the discussion of transaction costs will be deleted from the “Results of Process” disclosure.

Summary – Fees and Expenses

Comment 10: Please confirm in correspondence whether the fees shown in each fee table are current fees of the Target Fund, Acquiring Fund and Pro Forma Combined Fund in accordance with Item 3 of Form N-14.

Response: In response to the Staff’s comment, we have updated the fee tables with respect to the Acquiring Fund and the Pro Forma Combined Fund to reflect fee information as of the end of the Acquiring Fund’s fiscal year ended April 30, 2018.

Comment 11: In the lead-in paragraph to each expense example, please consider adding disclosure to the effect that the examples assume that the Fund’s operating expenses remain the same taking into account waivers for the applicable periods.

Response: We have considered the Staff’s comment and respectfully decline to add this disclosure, since the disclosure as written is meant to align with disclosure provided in the Funds’ prospectuses.

Financial Highlights

Comment 12: Please update the Financial Highlights disclosure as of the Acquiring Fund’s most recent fiscal year end, April 30, 2018.

Response: The Financial Highlights disclosure has been updated as of the Acquiring Fund’s most recent fiscal year end, April 30, 2018.

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Information About the Reorganization – Material U.S. Federal Income Tax Consequences of the Reorganization

Comment 13: Please disclose the capital loss carryforwards of the Target Fund, if any.

Response: The following sentence will be added to the second to last paragraph of the section “Information About the Reorganization – Material U.S. Federal Income Tax Consequences of the Reorganization”:

“The Target Fund does not have any capital loss carryforwards.”

Other Information – Capitalization

Comment 14: In accordance with Regulation S-X Rule 11-02(c), pro forma financial information should be presented according to the registrant’s most recent fiscal period. Accordingly, in the capitalization table, please update the Acquiring Fund and Combined Fund Pro Forma capitalization information to April 30, 2018.

Response: The Acquiring Fund and Combined Fund Pro Forma capitalization information has been updated to April 30, 2018.

Comment 15: Please revise the capitalization table to include all classes of the Acquiring Fund or state in narrative form what the net assets of all classes of the Acquiring Fund are so that shareholders can understand the relative size of the Acquiring Fund in its entirety.

Response: A footnote to the capitalization table has been included to the effect that as of April 30, 2018, Investor B Shares of the Acquiring Fund had no assets and Investor C Shares of the Acquiring Fund had not yet commenced operations.

Statement of Additional Information – Pro Forma Financial Statements

Comment 16: In accordance with Regulation S-X Rule 11-02(c), pro forma financial information should be presented according to the registrant’s most recent fiscal period. Accordingly, please present such pro forma information as of April 30, 2018.

Response: The pro forma information has been updated to April 30, 2018.

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Any questions or comments on the enclosed materials should be directed to the undersigned at (212) 839-8615.

Very truly yours,

/s/ Jesse C. Kean
Jesse C. Kean

Enclosures

cc:	Benjamin Archibald, Esq.

BlackRock Advisors, LLC